3700 Glenwood Avenue, #530 Raleigh, NC 27612
May 3, 2011
VIA EDGAR AND FedEx
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4041
Attention: Kevin Rupert

Re:	Triangle Capital Corporation Registration Statement on Form N-2, File No. 333-151930 (the “Registration Statement”)
     On behalf of Triangle Capital Corporation (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registration Statement to 4:15 p.m. Eastern Time on Wednesday, May 4, 2011, or as soon thereafter as is practicable.
     The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
     The Board of Directors of the Registrant will amend the Registrant’s bylaws to opt out of the Maryland Control Share Acquisition Act (the “Control Share Act”) on Wednesday, May 4, 2011. In any future prospectus supplement to the Registration Statement, the Registrant will include language indicating that the Registrant has opted out of the Control Share Act through its amended bylaws.

     Should you have any questions concerning this request, please contact me at (919) 719-4770 or, our counsel, John A. Good at Bass, Berry & Sims PLC at (901) 543-5901.

Sincerely,

TRIANGLE CAPITAL CORPORATION

By:	/s/ Garland S. Tucker, III

Name:	Garland S. Tucker, III
Title:	President and Chief Executive Officer

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